Exhibit 4.25

AMENDMENT TO
RESTATED CONVERTIBLE PROMISSORY NOTE

DATE OF AMENDMENT:	December 15, 2011

DATE OF NOTE:	July 24, 2007

HOLDER:	David R. Brallier and/or Cheryl P. Brallier, Trustees of the Revocable Trust of David R. Brallier

MAKER:	Richfield Oil & Gas Company (formerly Freedom Oil & Gas, Inc.)

PRINCIPAL AMOUNT:	$100,000

INTEREST RATE:	Ten percent (10.0%) per annum

DUE DATE:	December 31, 2011

The Restated Note (the “Note”) is a hereby amended and modified as follows:

The Note is extended such that the principal balance of this Note shall mature and become due and payable on June 30, 2012 (the "Due Date").

Holder hereby agrees to accept a payment of all accrued interest together with a prepayment of all interest on the Note through maturity in the Common Stock of Richfield Oil & Gas Company at the rate of $0.20 per share.  The accrued interest balance at 12/15/2011 of $7,095.89 plus the prepaid interest through 6/30/2012 of $5,424.66 both paid in shares at $0.20 per share equals an aggregate of 62,603 shares to be issued to Holder.

Except as amended hereby, the Note shall remain unchanged and in full force and effect.

IN WITNESS WHEREOF, the Parties have set their hands, as of the date first above written.

HOLDER:	MAKER:

RICHFIELD OIL & GAS COMPANY

/s/ David R. Brallier	By:	/s/ Douglas C. Hewitt
David R. Brallier, Trustee		Douglas C. Hewitt, Chairman/COO

Address:	Address:
4903 Old Well Road	15 W. South Temple, Suite 1050
Annandale, Virginia 22003	Salt Lake City, UT 84101